Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Great American Financial Resources, Inc. and AAG Holding Company, Inc. for the registration of (1) common stock and warrants of Great American Financial Resources, Inc., (2) debt securities of AAG Holding Company, Inc., and (3) a guarantee by Great American Financial Resources, Inc. of debt securities issued by AAG Holding Company, Inc. and to the incorporation by reference therein of our report dated February 12, 2004, with respect to the consolidated financial statements and schedules of Great American Financial Resources, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Cincinnati, Ohio
January 14, 2005